May 11, 2006

Mail Stop 4561

Tom W. Ward
Chief Executive Officer
Exabyte Corporation
2108 55th Street
Boulder, CO 80301

Re: **Exabyte Corporation**
        Post-Effective Amendment No. 2 to Registration Statement on Form S-1
        Filed on April 21, 2006
        File No. 333-116586

Dear Mr. Ward:

       This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Front Cover</u>

1. Please revise to indicate the proper Registration No. as 333-116586.

<u>Prospectus Front Cover</u>

2. Please revise to disclose your concurrent offering on Form S-1 (333-130155) and to state the number of shares currently being offered under your other registration statement. In addition, please confirm that you have not included any securities registered on Registration No. 333-130155 in the current registration statement. Finally, on page 10, where you have discussed the securities issued or to be issued in connection with the 10% Secured Convertible Subordinated Notes and Media Distribution Agreement with Imation, please disclose that these securities have been registered separately on Registration No. 333-130155 and are not included in

this registration statement. If you have included these securities in the current registration statement, however, please comply with Rule 429.

3. We note your disclosure that effective October 31, 2005, you effected a 10-for-1 reverse stock split. Please tell us whether the number of shares indicated as being registered on this post-effective amendment reflects the reverse split. We may have further comments upon review of your response.

4. We note your disclosure on page 4 that "all holders of the Company's previously outstanding Series H and Series I preferred stock exchanged those shares and accumulated dividends through December 31, 2004, for shares of the Series AA preferred stock on an as-converted common stock equivalent basis." Please tell us when this exchange took place and whether the shares issued pursuant to this exchange are included in this registration statement. If so, please tell us how you have complied with Rule 413, given that the registration statement originally was declared effective August 27, 2004.

Selling Security Holders

Sellers and Beneficial Ownership, page 8

5. We note you state that the "number of shares are as of March 1, 2006." Please revise to include a more recently practicable date prior to effectiveness.

Where You Can Find More Information, page 75

6. Please revise your discussion of where investors can read and copy your registration statement. Please note, for example, the new address of SEC Headquarters is 100 F Street, N.E. Washington, D.C. 20549.

Undertakings, page II-12

7. The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with the Item 512 of Regulation S-K.

*****

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities Act, the company should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Anne Nguyen, Special Counsel at (202) 551-3611 or the undersigned, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

Tom W. Ward
Exabyte Corporation
May 11, 2006
Page 4

cc: <u>Via facsimile: (303) 295-8261</u>
           Mark R. Levy
           Holland & Hart